Exhibit 23.2

CONSENT OF MARSH USA, INC.

We hereby consent to the references to our firm with respect to the analysis we performed regarding Rogers Corporation's insurance coverage for its asbestos-related liabilities and defense costs contained in the Form 10-Q for the fiscal quarter ended September 30, 2013 of Rogers Corporation and any amendments thereto, and to all references to us as having conducted such analysis. In giving the foregoing consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations promulgated thereunder, nor do we admit that we are experts with respect to any part of such Form 10-Q within the meaning of the term “experts” as used in the Securities Act or the rules and regulations promulgated thereunder.

MARSH USA, INC.

By: /s/ Jesse D. Russell
Name: Jesse D. Russell
Title: Vice President

Hartford, Connecticut
October 25, 2013